SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of May 26, 1999 BELL CANADA and THE ROYAL TRUST COMPANY COMPAGNIE TRUST ROYAL and CIBC MELLON TRUST COMPANY COMPAGNIE TRUST CIBC MELLON FORTY-NINTH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

	ARTICLE ONE
	INTERPRETATION

1.01	Part of Original Trust Indenture	3

	ARTICLE TWO
	RESIGNATION AND REPLACEMENT OF TRUSTEE

2.01	Notice of Resignation	3
2.02	Waiver of Notice	3
2.03	Resignation and Replacement of Trustee	3
2.04	Appointment of CIBC Mellon	4
2.05	Acceptance by CIBC Mellon	4
2.06	Representation and Warranty by CIBC Mellon	4
2.07	Assignment	4
2.08	Conflict of Interest	4

	ARTICLE THREE
	CONFIRMATION

3.01	Confirmation	4

	ARTICLE FOUR
	EXECUTION

4.01	Further Assurances	5
4.02	Counterparts and Formal Date	5

THIS FORTY-NINTH SUPPLEMENTAL TRUST INDENTURE made as of May 26, 1999

AMONG	BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

—and —

THE ROYAL TRUST COMPANY—
COMPAGNIE TRUST ROYAL, a corporation governed by the Trust and Loan Companies Act (Canada) and having its head office in the City of Montréal, in the Province of Québec, herein called “Royal Trust”

OF THE SECOND PART
—and—

CIBC MELLON TRUST COMPANY—
COMPAGNIE TRUST CIBC MELLON, a corporation governed by the Trust and Loan Companies Act (Canada) and having its head office in the City of Toronto, in the Province of Ontario herein called “CIBC Mellon”

OF THE THIRD PART

     WHEREAS under an indenture made as July 1, 1976 between the Corporation and Royal Trust (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12¼% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of

10% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45% Debentures, Series DU, Due 2011, $125,000,00 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 10 7/8% Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series ED, Due 2010, $125,000,000 principal amount of 12 3/8%, Series EE, Due 2000, $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995, $500,000,000 principal amount of 10.75% Debentures, Series EG, Due 2021, $500,000,000 principal amount of 10% Debentures, Series EH, Due 2041, $150,000,000 principal amount of 9 3/8% Debentures, Series EI, Due 1996, $500,000,000 principal amount of 9.70% Debentures, Series EJ, Due 2032, $125,000,000 principal amount of 8 7/8% Debentures, Series EK, Due 1997, $500,000,000 principal amount of 9.50% Debentures, Series EM, Due 2002, $50,000,000 principal amount of 7.30% Debentures, Series EN, Due 1997, $500,000,000 principal amount of 9.25% Debentures, Series EO, Due 2053, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 % Debentures, Series EQ, Due 1998, $500,000,000 principal amount of 8 ½% Debentures, Series ER, Due 2003, (U.S.) $200,000,000 principal amount of 9.50% Debentures, Series ES, Due 2010, $500,000,000 principal amount of 9.20% Debentures, Series ET, Due 1999, $500,000,000 principal amount of 10% Debentures, Series EU, Due 2054, $500,000,000 principal amount of 9 3/8% Debentures, Series EV, Due 1999, $500,000,000 principal amount of 8.80% Debentures, Series EW, Due 2005, $500,0000,000 principal amount of 8½% Debentures, Series EX, Due 2000, $500,000,000 principal amount of 7¼% Debentures, Series EY, Due 2001 and $500,000,000 principal amount of 7% Debentures, Series EZ, Due 2027 (all such series of Debentures being herein referred to as the “Authorized Debentures”);

     AND WHEREAS Royal Trust has agreed, subject to acceptance by the Corporation, to transfer to CIBC Mellon its appointment as Trustee under the Trust Indenture;

     AND WHEREAS pursuant to Section 11.09 of the Original Trust Indenture, Royal Trust desires to resign as Trustee under the Trust Indenture and be discharged from the trusts thereof and the Corporation is prepared to accept such resignation and appoint CIBC Mellon as successor Trustee;

     AND WHEREAS CIBC Mellon is willing to accept such appointment and represents that it has the qualifications to act as Trustee as provided for in the Original Trust Indenture;

     AND WHEREAS the parties wish to execute this Forty-Ninth Supplemental Trust Indenture for the purpose of providing for the resignation of Royal Trust as Trustee and for its replacement by CIBC Mellon;

     AND WHEREAS all necessary corporate action has been taken by the parties hereto for the execution and delivery of this Forty-Ninth Supplemental Trust Indenture;

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Forty-Ninth Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Forty-Ninth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expression herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Forty-Ninth Supplemental Trust Indenture, shall apply to and have effect in connection with this Forty-Ninth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

ARTICLE TWO Resignation and Replacement of Trustee

     SECTION 2.01. Notice of Resignation. Royal Trust hereby gives notice to the Corporation of its intention to resign as Trustee under the Trust Indenture effective as of the date hereof.

     SECTION 2.02. Waiver of Notice. The Corporation hereby accepts as sufficient the notice of resignation given by Royal Trust in Section 2.01 hereof.

     SECTION 2.03. Resignation and Replacement of Trustee. In accordance with the Original Trust Indenture and its notice provided in Section 2.01, Royal Trust hereby resigns as Trustee, which resignation is hereby accepted by the Corporation, and Royal Trust is hereby discharged (i) from all trusts and powers reposed in and conferred upon Royal Trust under the Trust Indenture and (ii) from all liabilities, obligations and duties to be performed under the Trust Indenture insofar and to the extent only that such liabilities, obligations and duties arise from and after the date hereof and relate to any period, date or time that shall commence or occur on or after the date hereof.

     SECTION 2.04. Appointment of CIBC Mellon. The Corporation hereby appoints CIBC Mellon as Trustee under the 1 Trust Indenture in replacement of and as successor to Royal Trust and acknowledges and declares CIBC Mellon is vested as of and from the date hereof with the powers, rights, and interests of the Trustee under the Trust Indenture upon the trusts set forth therein.

     SECTION 2.05 Acceptance by CIBC Mellon. CIBC Mellon hereby accepts its appointment under Section 2.04 as Trustee under the Trust Indenture and agrees as of and from the date hereof to (i) perform its duties and obligations as Trustee under the Trust Indenture; and (ii) hold all the rights, privileges and benefits conferred thereby and by law in trust for the persons who shall from time to time be holders of Debentures subject to all the terms and conditions set forth in the Trust Indenture.

     SECTION 2.06. Representation and Warranty by CIBC Mellon. CIBC Mellon hereby represents and warrants to the Corporation that it is a corporation authorized to carry on the business of a trust company in the Province of Québec and every other jurisdiction in Canada where such authorization or qualification is necessary to enable it to act as the Trustee under the provisions of the Trust Indenture.

     SECTION 2.07. Assignment. Royal Trust hereby transfers and assigns absolutely to CIBC Mellon all of its title and interest in and to all property which is subject to the trusts set forth in the Trust Indenture and CIBC Mellon hereby accepts all of Royal Trust’s title and interest therein and thereto.

     SECTION 2.08. Conflict of Interest. CIBC Mellon represents that at the time of the execution and delivery hereof no material conflict of interest exists in CIBC Mellon’s role as a fiduciary under the Trust Indenture and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust under and in accordance with the Trust Indenture.

ARTICLE THREE Confirmation

     SECTION 3.01. Confirmation. The Corporation hereby acknowledges and confirms that, except as specifically amended by the provisions of this Forty-Ninth Supplemental Trust Indenture, all of the terms and conditions contained in the Trust Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof on the same basis as if CIBC Mellon had been originally named as Trustee in the Original Trust Indenture. The Corporation hereby further agrees that the name of CIBC Mellon shall in all respects be construed in the place and stead of the name of Royal Trust in the Trust Indenture and in all other documents delivered in connection therewith, including, without limitation, the Authorized Debentures. The amendments provided for in this Forty-Ninth Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date of this Forty-Ninth Supplemental Trust Indenture.

ARTICLE FOUR Execution

     SECTION 4.01. Further Assurances. The parties hereto covenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this Forty-Ninth Supplemental Trust Indenture and the provisions hereof.

     SECTION 4.02. Counterparts and Formal Date. This Forty-Ninth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of May 26, 1999.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

Witness	By:
(Signed)	(Signed)

THE ROYAL TRUST COMPANY – COMPAGNIE TRUST ROYAL

Witness	By:
(Signed)	(Signed)

Witness	By:
(Signed)	(Signed)

CIBC MELLON TRUST COMPANY
– COMPAGNIE TRUST CIBC MELLON

Witness	By:
(Signed)	(Signed)

Witness	By:
(Signed)	(Signed)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006